UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

5C Lending Partners Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
Michael E. Koester
2.	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
81,000
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
81,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
81,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9)
25.6%(1)
12.	Type of Reporting Person (See Instructions)
IN

(1) Calculated based on 315,945 shares of Common Stock outstanding as of November 7, 2024 based on information received from the Issuer.

1.	Names of Reporting Persons
Thomas Connolly
2.	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
81,000
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
81,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
81,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9)
25.6%(1)
12.	Type of Reporting Person (See Instructions)
IN

(1) Calculated based on 315,945 shares of Common Stock outstanding as of November 7, 2024 based on information received from the Issuer.

Item 1(a).	Name of Issuer

5C Lending Partners Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

330 Madison Avenue, 20th Floor, New York NY 10017

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Michael E. Koester
(ii) Thomas Connolly

Item 2(b).	Address of the Principal Business Office, or if none, Residence

C/O 5C Lending Partners Corp, 330 Madison Avenue, 20th Floor, New York, NY 10017

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

None.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The reported securities are directly held 80,000 shares by 5C Founders LP (“5C Founders”), and 1,000 shares by 5C Investment Partners LP (“5CLP”). The Reporting Persons share investment control of 5C Founders and 5CLP and as such, may be deemed to beneficially own the reported securities, but the filing of this statement shall not be deemed an admission by any Reporting Person of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

MICHAEL E. KOESTER

By:	/s/ Michael E. Koester

THOMAS CONNOLLY

By:	/s/ Thomas Connolly

EXHIBIT LIST

Exhibit 24.1	Joint Filing Agreement, dated as of November 13, 2024, incorporated herein by reference to of the statement on Schedule 13G filed by the Reporting Persons on November 13, 2024.